UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Announcement of the Date of the Company’s Annual General Meeting of Shareholders

On April 6, 2023, VectivBio Holding AG, or the Company, published an announcement of the date of its annual general meeting of shareholders in the Swiss Official Gazette of Commerce. The annual general meeting of shareholders will be held at 3:00 p.m. (Swiss time) on June 1, 2023 in Basel. A copy of the announcement is furnished as Exhibit 99.1 hereto.

Exhibits

99.1	Announcement of the Date of the Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

April 6, 2023	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer